SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  October 2008

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR

LAUNCHES

STATE
 AID COMPLAINT AGAINST LATEST
UNLAWFUL ALITALIA BAILOUT

Ryanair, Europe's largest low fares airline, today (
Thursday,
2
nd

October, 2008
)
announced that it
had submitted a
formal
 complaint
 to the EU Commission
 regarding the latest
unlawful
 bailout of the
failed
 Italian national carrier, Alitalia.

Ryanair's action comes after the
Italian Government announced that it had reached agreement with Alitalia
's
 unions regarding an offer made by a consortium of Italian investors (CAI). The deal calls for another farcical
 renaming of Alitalia and wri
ting off between €1.2 and €2bln
 worth of
its
debt in
order to secure investors
.

Ryanair has
 previously submitted several complaints against Alitalia and other flag carrier airlines, including Olympic, Air France and Lufthansa, against which the EU Commission has taken no action.
Ryanair highlighted that t
his ongoing unlawful protection of flag carriers by their member state governments, which amount
s
 to billions of euro, increasingly make
s
 a mockery of the EU Commission's enforcement of the state aid rules.

Announcing
the complaint
,

Ryanair's
Director of Legal and
 Regulatory Affairs,
Jim Callaghan,
said:

"
This is
the latest and perhaps most blatant example of the Italian Government doing whatever it takes to protect their failed airline, Alitalia
.
It is also the second time that they have used the trick of simply shifting debt out of the airline and into a subsidiary in order to keep the airline afloat. In this instance, the Italian government is writing off up to €2bln. in Alitalia debts and is guaranteeing the investments by the members of the consortium and underwriting huge concessions to the unions in exchange for their agre ement to these ludicrous plans.

"However, despite the blatant nature of the Italian Government's breaches of the EU state aid rules, we have no doubt that the EU Commission will again rubber stamp this unl awful bailout, as they did
 3 years ago and
more recently
 in a similar case involving Olympic. In such case, Ryanair will appeal this decision to the European courts to expose the corrupt and biased application by the Commissi on of its own state aid rules.

"Ryanair has already been forced to take
several cases
 against the Commission for its failure to take action against other blatant breaches of the state aid rules by member state governments to protect and bail out their inefficient flag carriers. These repeated failures by the Commission are contributing to
a
massively distorted playing field
 in European aviation
.

"Ryanair will continue to expose the biased and corrupt application of the state aid rules by the
European
Commission to ensure that economically and environmentally unsustainable airlines like Alitalia and Olympic Airways are forced to exit the market - which is what is supp osed to happen in a free market
"
.

Ends.

Thursday, 2
nd

October 2008

For further information:

Stephen McNamara

Pauline McAlester
Ryanair

Murray Consultants
Tel: 00 353 1 812 1271

Tel: 00 353 1 4980 300

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:  02 October 2008

By:___/s/ James Callaghan____

James Callaghan
Company Secretary & Finance Director